FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of  September 2004

Commission File Number 333-7182-01


                                   CEZ, a. s.

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                 (Translation of registrant's name into English)


                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. X          Form 40-F
                              ---                  ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           --------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes         No X
                              ---        ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ---------------.

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:



CEZ files revised offer for Slovenske elektrarny


Today, CEZ filed with the Slovak National Property Fund a revised offer for the purchase of a 66 % share in Slovenske elektrarny, a.s., in line with the demands voiced by the Slovak government.


"We still believe ours to be the most favorable offer for the Slovak energy sector as a whole, for a number of reasons. The Slovak and Czech energy sectors were developing as a coherent unity for many decades. SE and CEZ now have the opportunity to capitalize on this fact and to strengthen their position in the CEE region in a major way. Within the group as a whole, we have a joint chance to build a strong structure that serves as a viable counterweight to other European energy corporations," said Martin Roman, Managing Director and CEO of CEZ, on this occasion.


CEZ takes a natural interest in the long-term operation of Slovak nuclear facilities. Both Slovak nuclear plants are based on the same technology as the Dukovany nuclear plant. This fact brings about possible synergic effects, ensuring the secure long-term operation of all these plants. Not least important, this investment represents more effective support of nuclear energy production, which can only be effectively managed within a portfolio of other resources and within the structure of a strong group.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CEZ, a. s.

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                                               (Registrant)

Date:  September 3, 2004



                                       By:  /s/ Libuse Latalova
                                          --------------------------------
                                                Libuse Latalova
                                          Head of Finance Administration




Date:  September 3, 2004